Exhibit 99.62

TSX: JE.UN

•        FOR IMMEDIATE RELEASE

JUST ENERGY INCOME FUND ANNOUNCES CLOSING OF

HUDSON ENERGY ACQUISITION

TORONTO, May 7, 2010—Just Energy Income Fund (TSX—JE.UN) (“Just Energy”) is pleased to announce it has closed its previously announced acquisition (the “Acquisition”) of Hudson Parent Holdings, LLC and Hudson Energy Corp. (collectively, “Hudson”). Hudson is a privately held energy marketing company operating in New York, New Jersey, Illinois and Texas, primarily focused on the small to mid-size commercial customer market. The consideration for the Acquisition is approximately U.S.$304.2 million, subject to customary working capital and certain other adjustments. The Acquisition is effective May 1, 2010 and Just Energy hedged the U.S. dollar purchase price into Canadian dollars at approximately par at the time of the agreement.

About the Fund

Just Energy’s business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price and price-protected contracts. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the fixed price at which it is able to sell the commodities to its customers and the fixed price at which it purchases the associated volumes from its suppliers.

Just Energy also offers “green” products through its Just Green program. The electricity Just Green product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas Just Green product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint for their home or business. Management believes that these products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless waterheaters and, through Terra Grain Fuels Inc., produces and sells wheat-based ethanol.

Forward-Looking Statements

This press release may contain forward—looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. Additional information on these and other factors that could affect Just Energy’s operations, financial results or distribution levels following completion of the Acquisition, are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through Just Energy’s website at www.justenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206

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